UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13

AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File No.1-12118

Ek Chor China Motorcycle Co. Ltd.

(Exact name of registrant as specified in its charter)

21st Floor, Far East Finance Centre

16 Harcourt Road, Hong Kong Special Administrative Region

People’s Republic of China

(852) 2520-1602

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common stock, par value US$0.01 per share	New York Stock Exchange
(Title of each class of securities covered by this Form)	(Name of each exchange on which registered)

None

(Titles of all other classes of securities for which a duty

to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☒
Rule 12g-4(a)(2)(i)	☒	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☐

Approximate number of holders of record as of the certification or notice date:    1

Pursuant to the requirements of the Securities Exchange Act of 1934 Ek Chor China Motorcycle Co. Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated:	June 23, 2003	By:	/s/ Robert Ping-Hsien Ho

		Name:	Robert Ping-Hsien Ho
		Title:	Director